UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019.

Commission File Number 000-56021

ACREAGE HOLDINGS, INC.
(Translation of registrant’s name into English)

366 MADISON AVENUE, 11TH FLOOR NEW YORK, NEW YORK, 10017, UNITED STATES
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Amendment No.1 on Form 6-K/A to the report of the registrant on Form 6-K originally furnished on May 7, 2019 is being furnished to correct a typographical error in Exhibit 99.1.

The original report on Form 6-K incorrectly stated, in Item 14 of the registrant’s Form 7 - Monthly Progress Report for April 2019 dated May 7, 2019 (the “Form 7”), the number of subordinate voting shares issued to holders of Acreage Holdings WC, Inc. Class B Non-Voting Common Shares and High Street Capital Partners, LLC convertible units who submitted redemption requests to the registrant. The registrant is furnishing the corrected Form 7 as Exhibit 99.1 to this Form 6-K/A.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in any other item of the original Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREAGE HOLDINGS, INC.

Date: June 5, 2019	/s/ Glen Leibowitz
Glen Leibowitz Chief Financial Officer

INDEX TO EXHIBITS

99.1	Form 7 - Monthly Progress Report for April 2019 dated May 7, 2019